

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 31, 2015

Chayut Ardwichai
President
FundThatCompany
555/114 Moo 9
Sattahip District, Chonburi, 20180
Kingdom of Thailand

> **Re:** **FundThatCompany**
> **Registration Statement on Form S-1**
> **Filed December 4, 2015**
> **File No. 333-208350**

Dear Mr. Ardwichai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See SEC Release No. 33-6932 (April 28, 1992).

    Given that you have engaged in no operations to date, outside of forming the company, it appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

2. We note your Risk Factor on page 15 that you are a shell company and the consequences of that status. Please also provide similar disclosures in your Summary on page 8 and in Description of Business on page 22.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. Throughout your prospectus, please ensure that you properly characterize the state of your business. For example, on page 10 in the second paragraph under "We have incurred net losses…" you state that one of the biggest challenges facing you will be securing adequate capital "to continue to expand" your business, when it appears you have not started your business. Similarly, you state on page 11 under "We have no cash flow from operations…" that your current operating funds "are less than necessary," when you have no operating funds. Please revise accordingly.

Prospectus Cover page

5. Please reconsider what information should be disclosed on your cover page. Your cover page should be one page and contain the information required by Item 501 of Regulation S-K and that is otherwise key to an investment decision. Consider what level of detail is appropriate and the materiality of the disclosure currently provided. To the extent necessary, move some of this information into the summary discussion.

Summary, page 8

6. Please disclose on the first page of your summary that you are a development stage company, have no or limited active business operations, no revenues, and no significant assets. Further, quantify the amount of funding you will need to raise over the next 12 months to start and remain in business.

Use of Proceeds, page 17

7. You state here that your sole officer and director has verbally agreed to loan you funds to complete the registration process "in the event that the Company depletes its current cash reserves prior to effectiveness of this registration statement." Please clarify throughout your prospectus whether expenses for this offering will come from the proceeds of this offering, if any, as you suggest on page 17 or if your sole officer and director will loan

you funds to cover the expenses, considering your current cash on hand will not cover all of your offering expenses.

Description of Business, page 22

8. Please revise your disclosure to disclose the countries in which you plan to operate and the corresponding market conditions for each market by clarifying to whom your web-site will be accessible. In this regard, you mention the United States and Southeast Asia in passing on page 23 but your intended initial audience has not been clearly articulated.

9. Elaborate upon your proposed reward-based model. Clarify what kinds of rewards your project promoters may offer.

10. Considering your dependence upon a functional web-site for your operations, disclose the status of the development of your web-site. If you have yet to procure a domain name, please state as much.

Compliance with Government Regulations, 27

11. Please provide a more robust description of the regulations of your business for each country that you plan to operate in. Your disclosure should address all the contours of regulation and explain how your platform will comply with such limits on companies, investors and your portals in each country you plan to operate. You should also provide a timeline for compliance. We further note that your Use of Proceeds and Plan of Operations disclosures do not include the cost of compliance and in the case of your Plan of Operations, the time it will take to receive regulatory approval. Please revise all related disclosures in your prospectus that are impacted by the cost and time to comply with regulation from start up through continued compliance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 29

12. We note that your plan of operations briefly describes how you will use the proceeds raised from this offering if you sell 25% of the shares offered, 50% of the shares offered, 75% of the shares offered, and all of the shares offered. Please revise your description of how the proceeds will be used under each of these scenarios to better explain how your operations and abilities will differ under each scenario. As one example, you indicate you may spend $14,000, $29,000, $42,000, or $55,000 on your website and platform development, but you do not explain exactly how the money would be spent or how spending different amounts would result in differences to your website and operations other than a vague statement that the website would be scaled back. Please revise to describe in more detail how the funds will be spent under each scenario and clearly explain the differences in your operations and abilities that will result from each level of funding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products